URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of May, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A
Publicly-held Company

National Corporate Taxpayers Register of the Ministry of Finance
(CNPJ/MF) No. 60.643.228/0001-21
State Registration (NIRE): 35.300.022.807

SUMMARY MINUTES OF SPECIAL
SHAREHOLDERS MEETING
HELD ON MAY 27, 2009

I.	DATE, TIME AND PLACE: Held on May 27, 2009, at 10:00 a.m., at the Company principal place of business, at Alameda Santos, 1357, 8th floor, in the City of São Paulo, State of São Paulo.

II.
ATTENDANCE: (i) Shareholders representing the totality of the voting capital and shareholders holding preferred shares with no voting rights, pursuant to signatures in the Shareholders Attendance Register; (ii) Paulo Prignolato – Chief Financial and Investor Relations Officer; (iii) Apsis Consultoria Empresarial Ltda - Luiz Paulo Cesar Silveira and Amilcar de Castro.

III.	CALL NOTICE: Call Notice published in the Official Gazette of the State of São Paulo and newspaper Valor Econômico, on May 12, 13 and 14, 2009.

IV.	PRESIDING OFFICERS:

Luiz Leonardo Cantidiano - Chairman

Rodrigo Piva Menegat - Secretary

V.
AGENDA: (i) to ratify the Capital Stock increase, pursuant to resolution by the Special Shareholders Meeting held on February 6, 2009, in an amount of four billion, five million, ninety thousand, seven hundred and eighty-eight reais (R$4,005,090,788.00), from three billion, fifty-two million, two hundred and eleven thousand, three hundred and ninety-three reais and fifty-nine cents (R$3,052,211.393.59) to seven billion, fifty-seven million, three hundred and two thousand, one hundred and eighty-one reais and fifty-nine cents (R$7,057,302,181.59), by subscription of two hundred and ten million, seven hundred and ninety-four thousand, two hundred and fifty-two (210,794,252) new registered and book-entry shares, with no par value, of which sixty-two million, one hundred and five thousand, two hundred and sixty-three (62,105,263) are common shares, and one hundred and forty-eight million, six hundred and eighty-eight thousand, nine hundred and eighty-nine (148,688,989) are preferred shares, with the consequent amendment of the main provision of article 5 of the By-laws; (ii) to ratify the hiring of Apsis Consultoria Empresarial Ltda. as a specialized company, in compliance with article 256 of Law No. 6404/76, to appraise the price of the shares issued by Aracruz Celulose S.A. according to the criteria established in that provision; and (iii) to ratify the acquisition of the equity control of Aracruz Celulose S.A.

VI.
READING OF DOCUMENTS, RECEIPT OF VOTES AND DRAFTING OF THE MINUTES: (1) The reading of the documents pertinent to the matters to be resolved at the Special Shareholders Meeting was waived, since they are fully known by the Shareholders; (2) the declarations of any votes, objections and dissidences presented shall be received, numbered and certified by the Secretary of the Meeting and filed with the Company principal place of business, pursuant to paragraph 1 of article 130 of Law No. 6404/76; (3) the summary drafting of these minutes was authorized, as well as the publication thereof without shareholders’ signature, pursuant to the provisions of paragraphs 1 and 2 of article 130 of Law No. 6404/76.

VII.
RESOLUTIONS: After analysis and discussion of the subjects included in the Agenda and the respective documents, the shareholders present decided, by unanimous vote and without any restrictions, as follows:

(i) To ratify the Capital Stock increase, pursuant to resolution by the Special Shareholders Meeting held on February 6, 2009, in an amount of four billion, five million, ninety thousand, seven hundred and eighty-eight reais (R$4,005,090,788.00), from three billion, fifty-two million, two hundred and eleven thousand, three hundred and ninety-three reais and fifty-nine cents (R$3,052,211,393.59) to seven billion, fifty-seven million, three hundred and two thousand, one hundred and eighty-one reais and fifty-nine cents (R$7,057,302,181.59), by subscription of two hundred and ten million, seven hundred and ninety-four thousand, two hundred and fifty-two (210,794,252) new registered and book-entry shares, with no par value, of which sixty-two million, one hundred and five thousand, two hundred and sixty-three (62,105,263) are common shares, and one hundred and forty-eight million, six hundred and eighty-eight thousand, nine hundred and eighty-nine (148,688,989) are preferred shares.

By virtue of the Capital Stock increase, the main provision of Article 5 of the Company Articles of Incorporation shall become effective with the following new wording:

“Article 5 – The Capital Stock is seven billion, fifty-seven million, three hundred and two thousand, one hundred and eighty-one reais and fifty-nine cents (R$7,057,302,181.59), divided into four hundred and twelve million, one hundred and fifty-five thousand, six hundred and sixty-eight (412,155,668) shares, of which one hundred and sixty-seven million, eighty hundred and seven thousand, seven hundred and fifteen (167,807,715) are common shares, and two hundred and forty-four million, three hundred and forty-seven thousand, nine hundred and fifty-three (244,347,953) are preferred shares, all of them with no par value.”

It is established herein that the Company management shall request to the financial institution which is the depository of the shares for it to update the list of shareholders in order to reflect the Company new equity ownership.

(ii) To ratify the selection and hiring, previously carried out by the Company management, of Apsis Consultoria Empresarial Ltda., a specialized company, with its principal place of business in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua São José, No. 90/1802, registered with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 27.281.922/0001-70, in compliance with the purposes of article 256 of Law No. 6404/76 (“Corporation Law”), to appraise the price of the shares issued by Aracruz Celulose S.A., according to the criteria established in that provision.

Pursuant to the appraisal report prepared by Apsis Consultoria Empresarial Ltda., the amount paid by the Company, at current value, per common share issued by Aracruz Celulose S.A. does not exceed one and a half time the highest of the three amounts calculated pursuant to the methodologies described in item II of article 256 of the Corporation Law.

(iii) To ratify, pursuant to paragraph 1 of article 256 of the Corporation Law, the acquisition of the equity control of Aracruz Celulose S.A.

It is recorded in these minutes that the shareholder holding preferred shares with no voting rights, Mr. Sergio Feijão, expressed, by his attorneys-in-fact, his agreement with the approval of the matters included in the Agenda.

VIII.	DOCUMENTS: The documents pertinent to the Agenda are filed with the Company principal place of business and made available for shareholders’ examination.

IX.
CLOSING: As there was no further business to be transacted, the works were adjourned for the time necessary to draft these minutes, which were read, verified and approved by the shareholders present, who signed it.

X.
SIGNATURES: Luiz Leonardo Cantidiano – Chairman; Rodrigo Piva Menegat - Secretary. Paulo Prignolato – Chief Financial and Investor Relations Officer; Luiz Paulo Cesar Silveira and Amilcar de Castro, Apsis Consultoria Empresarial Ltda. Shareholders: Votorantim Industrial S.A., by Eduardo Lavini Russo; Sergio Feijão Filho, by Ludmila Holtz.

I certify that this is a true copy of the Minutes of the Special Shareholders Meeting of VOTORANTIM CELULOSE E PAPEL S.A. held on May 27, 2009, transcribed in the proper book.

Luiz Leonardo Cantidiano	Rodrigo Piva Menegat
Chairman	Secretary

This notice is not an offer to sell securities in the United States.  Any transactions involving offers of securities referred to in this notice cannot, and will not, be carried out in the United States absent registration or an exemption from registration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: May 28, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer